Kari Gran Inc.

kari gran

ANNUAL REPORT

1735 Westlake Ave. N.

Seattle, WA 98109

(206) 588-1573

karigran.com

This Annual Report is dated May 21, 2025.

BUSINESS

Kari Gran Inc. ("Kari Gran" or the "Company") is a C-corporation organized under the laws of the State of Delaware. The company manufactures and sells all-natural skincare, lip, and make-up products. The company's business model is focused on direct sales to customers with approximately 75% of sales going through its own website. In addition, the Company is developing a growing business through Amazon, along with a network of department stores, independent clean-beauty retailers, and small salons and spas.

The Company was a pioneer in the early years of the clean-beauty industry, and enjoys a unique market position focused on a large and underserved segment of the population; women over-40 seeking a simple and clean solution to dry skin due to aging and menopause.

Kari Gran Inc. was initially organized as Wheels Up LLC, a Washington limited liability company on January 20, 2011, and converted to a Delaware corporation on September 27, 2018.

The Company does not possess any specific patents for its products, as it believes differentiation is better assured by maintaining secrecy around its formulations and manufacturing processes.

Previous Offerings

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $2,179,999.68
Number of Securities Sold: 4,577,092
Use of proceeds: Working capital, marketing, and inventory.
Date: February 18, 2022
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Revenue

Revenue for fiscal year 2024 was $1,578,117, up approximately 2% compared to fiscal year 2023 revenue of $1,541,041.

Cost of sales

Cost of sales increased somewhat faster than revenue, coming in at $453,972 for 2021. This was a result of increased shipping costs, particularly from the U.S. post office, as well as a decline in sales of Lip Whip, our highest-margin product.

Gross Margins

2021 gross profit of $1,199,924 yielded a gross profit margin of 73%, a decline of 5 basis points from our gross profit margin of 78% in 2020. We plan to implement targeted price increases in the spring of 2022 in order to offset the impact of higher shipping costs, and we believe we will see a resurgence of sales of our more profitable Lip Whip products as women return to the office and widespread mask-wearing comes to an end.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, research and development expenses, plastic offsets, and charitable giving. Expenses in 2021 increased to $1,789,434. Marketing expenses declined someone as we refined our eCommerce marketing programs. We did, however, see a 35% increase in salaries and benefits as we staffed up in order to support rapid scaling in 2022 and beyond.

Historical results and cash flows:

We believe long-term gross margins will be in the range of 70% to 75%, which will provide excellent financial leverage as revenue scales. We believe the Company has the ability to quickly move to breakeven, but we intend to increase our marketing and sales investment in 2022, which will continue to delay profitability in the short term. We believe the growth opportunity requires continued investment in order to realize maximum long-term revenue and profit.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $23,632.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Shopify
Amount Owed: $163,989
Interest Rate: 14%
Maturity Date: No maturity date. The loan is repaid by deducting 20% of daily sales through Shopify.

Creditor: Seattle Bank
Amount Owed: $567,297
Interest Rate: 8.5%
Maturity Date: March 01, 2027

Creditor: Seattle Bank LOC
Amount Owed: $10,605
Interest Rate: 9.0%
Maturity Date: April 1, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Lisa Strain

Lisa Strain's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer and Director
Dates of Service: January, 2011 - Present
Responsibilities: Set the overall strategic direction for the company, establish budget and financial targets, and manage the team to deliver results. Lisa's salary is $100,000/year. She holds a total of 6,511,110 shares in the company (46% of outstanding shares).

Name: Kari Gran

Kari Gran's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Product Officer and Director
Dates of Service: January, 2011 - Present
Responsibilities: Develop product formulations, oversee manufacturing and shipping, and serve as the public face of the company. Kari's salary is $100,000/year. She holds 3,600,000 shares in the company (26% of total).

Name: Clark Kokich

Clark Kokich's current primary role is with LiveRamp. Clark Kokich currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Treasurer
Dates of Service: September, 2018 - Present
Responsibilities: Manage the capitalization of the company. Clark is an unpaid consultant, although he is the husband of Lisa Strain so indirectly has an interest in her ownership in the company.

Other business experience in the past three years:

Employer: LiveRamp
Title: Chairman, Board of Directors
Dates of Service: April, 2009 - Present
Responsibilities: Lead the Board of Directors

Other business experience in the past three years:

Employer: Periscope Equity
Title: Operating Partner
Dates of Service: June, 2021 - Present
Responsibilities: Advise the company on potential acquisition candidates.

Other business experience in the past three years:

Employer: Xembly
Title: Member, Board of Directors
Dates of Service: January, 2021 - Present
Responsibilities: Serve on the board of directors

Name: Laura Kirkland

Laura Kirkland's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: eCommerce and Marketing Director
Dates of Service: January, 2019 - Present
Responsibilities: Develop and manage all website functions, including marketing the brand to customers. Laura is paid $130,000/year and holds 125,000 options in the company.

Name: Brent Turner

Brent Turner's current primary role is with President and Chief Operating Officer, Rover.com. Brent Turner currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director
Dates of Service: February, 2022 - Present
Responsibilities: Serve as the non-management independent member of the board of directors. Brent does not receive salary. He is compensated with 150,000 options. He also holds 69,767 preferred shares in the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Lisa Strain
Amount and nature of Beneficial ownership: 5,400,000
Percent of outstanding shares: 57%

Title of class: Preferred Stock
Stockholder Name: Lisa Strain
Amount and nature of Beneficial ownership: 1,111,110
Percent of class: 24%

Title of class: Common Stock
Stockholder Name: Kari Gran
Amount and nature of Beneficial ownership: 3,600,000
Percent of class: 38%

RELATED PARTY TRANSACTIONS

Name of Entity: Westlake Tower LLC
Names of 20% owners: Lisa Strain and Clark Kokich
Relationship to Company: Westlake Tower is owner of the building in which Kari Gran Inc maintains its headquarters, manufacturing, and shipping operations.
Nature / amount of interest in the transaction: Kari Gran pays Westlake Tower LLC $6,000 per month in order to lease approximately3,400 square feet of space.
Material Terms: The lease is at a fixed rate with no scheduled increases, running through December of 2025, with an optional one-year extension at the same rate.

OUR SECURITIES

Common Stock

The amount of security authorized is 20,893,759 with a total of 9,449,362 outstanding.

Voting Rights

The holders of Common Stock are entitled to one vote for each share of Common Stock held. Please see voting rights of securities sold in this offering below.

Material Rights

The total number of shares outstanding on a fully diluted basis,14,255,092 shares, includes 9,678,000 shares of Common Stock (which consists of 9,000 shares of Common Stock and 678,000 options and RSUs issued and outstanding) and 4,577,092 shares of Preferred Stock.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 4,577,092 with a total of 4,577,092 outstanding.

Voting Rights

Voting Rights: Series Seed Preferred have the number of votes on all matters presented to stockholders equal to the number of shares of Common Stock they can convert to. The holders of Series Seed Preferred will vote together with the Common Stock and not as a separate class on all matters except the following or as required by Delaware law. So long as at least 50% of the shares of Series Seed Preferred issued in connection with this offering are outstanding, the Company will not, without the approval of the holders of a majority of the Series Seed Preferred do the following: (i) alters or changes the rights, preferences or privileges of the Series Seed Preferred, (ii) increases or decreases the number of authorized shares of Series Seed Preferred, (iii) authorizes (by reclassification or otherwise) or issues any new class or series of shares (or any security exercisable for or convertible into such shares) having rights, preferences or privileges senior to or on parity with the Series Seed Preferred, (iv) amends the Company's Certificate of Incorporation or bylaws in any manner that adversely affects the Series Seed Preferred, (v) redeems or repurchases shares (excluding Common Stock repurchased at the lower of fair market value or cost upon termination of an officer, employee, director or consultant pursuant to a restricted stock purchase agreement), (vi) effects a corporate event or other transaction that constitutes a liquidation; or (vii) enter into or amend any transaction with any of the Company's executive officers, directors or their affiliates, other than those in the ordinary course of business, unless approved by the Board.

Material Rights

1,925,926 shares of Preferred Stock are designated as Series Seed-1 Preferred Stock and 2,651,166 shares of Preferred Stock are designated as Series Seed-2 Preferred Stock.

1x preference rights. Broad-based weighted average anti-dilution and standard Drag-along, Tag-along, ROFR, Co-Sale, Registration, and Conversion rights.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in Kari Gran Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the beauty industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one business category, clean-beauty products. Our revenues are therefore dependent upon the market for online capital formation. Minority Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other clean beauty companies. Our business growth depends on the market interest in Kari Gran over other similar products. We are an early stage company and have not yet generated any profits Kari Gran was formed in January of 2011and has not yet generated profits. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Kari Gran has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including supply of key ingredients, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our customers. Further, any significant disruption in service on karigran.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on karigran.com could harm our reputation and materially negatively impact our financial condition and business. The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Change in beauty trends The Company has benefited by significant macro trends in the market, including a move to clean beauty, as well as the success of small, independent beauty brands. If these trends should change in the future, it may have a negative impact on the Company's business. Loss of differentiation The Company has enjoyed strong marketplace differentiation as a result of its proprietary formulations and processes. If at some time in the future other better-funded companies are able to duplicate these products, it may have a negative impact on the business. Changing consumer trends Plant-based oils are a growing segment of the beauty business, enjoying a growing acceptance within a wide range of consumer audiences. A change in these consumer preferences could have a negative impact on the business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 21, 2025.

Kari Gran Inc.

By   /s/ *Lisa Strain*

        Name: <u>Kari Gran, Inc.</u>

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

KARI GRAN, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

- 1 -

Page

FINANCIAL STATEMENTS:

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 23,632	$ 96,506
Account receivables, net	44,735	26,085
Inventories	235,336	252,939
Prepaids and other current assets	77,970	21,489
Total Current Assets	**381,673**	**397,019**
Property and equipment, net	47,811	50,397
Total Assets	$ **429,484**	$ **447,416**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Account payables	$ 75,338	$ 101,837
Current portion of loans and notes	173,989	518,900
Other current liabilities	100,316	76,764
Total Current Liabilities	**349,643**	**697,501**
Promissory Notes and Loans	567,297	-
Total Liabilities	**916,940**	**697,501**
STOCKHOLDERS EQUITY		
Common Stock	945	945
Series Seed- 1 Preferred Stock	192	192
Series Seed- 2 Preferred Stock	265	265
Additional Paid In Capital	2,503,252	2,491,197
Retained earnings/(Accumulated Deficit)	(2,992,110)	(2,742,684)
Total Stockholders' Equity	**(487,456)**	**(250,085)**
Total Liabilities and Stockholders' Equity	$ **429,484**	$ **447,416**

See accompanying notes to financial statements.

KARI GRAN INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2024**		**2023**
(USD $ in Dollars)				
Net revenue	$	1,578,117	$	1,541,041
Cost of goods sold		543,737		357,679
Gross profit		1,034,380		1,183,362
Operating expenses				
General and administrative		878,116		928,107
Sales and marketing		317,576		250,551
Total operating expenses		1,195,692		1,178,658
Operating (loss)/ income		(161,312)		4,704
Other Income		7,811		127,097
Interest expense		(95,925)		(69,881)
(Loss)/Income before provision for income taxes		(249,426)		61,920
Provision/(benefit) for income taxes		-		3,000
(Net Loss)/Net Income	**$**	**(249,426)**	**$**	**58,920**

See accompanying notes to financial statements.

(in , $US)	Common Stocks		Series Seed- 1 Preferred Stock		Series Seed- 2 Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2022	9,449,362	$ 945	1,925,926	$ 192	2,651,166	$ 265	$ 2,491,197	$ (2,801,604)	$ (321,771)
Issuance of stocks	-	-	-	-	-	-	-		-
Share-based compensation							12,766		12,766
Net income/(loss)								58,920	58,920
Balance—December 31, 2023	9,449,362	$ 945	1,925,926	$ 192	2,651,166	$ 265	2,491,197	$ (2,742,684)	$ (250,085)
Issuance of stocks	-	-	-	-	-	-	-		-
Share-based compensation							12,055		12,055
Net income/(loss)								(249,426)	(249,426)
Balance—December 31, 2024	9,449,362	$ 945	1,925,926	$ 192	2,651,166	$ 265	$ 2,503,252	$ (2,992,110)	$ (487,456)

See accompanying notes to financial statements.

KARI GRAN INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2024**		**2023**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net (loss)/income	$	(249,426)	$	58,920
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		2,586		2,587
Share-based compensation		12,055		12,766
Changes in operating assets and liabilities:				
Account receivables, net		(18,650)		(14,649)
Inventory		17,603		(68,778)
Prepaid expenses		(56,481)		(20,641)
Account payables		(26,499)		6,200
Other current liabilities		23,552		19,298
Net Cash Provided/(Used) by Operating Activities		**(295,260)**		**(4,297)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Promissory Notes and Loans		1,132,077		271,000
Repayment of Promissory Notes and Loans		(909,691)		(298,410)
Net Cash Provided/(Used) by Financing Activities		**222,386**		**(27,410)**
Change in cash		(72,874)		(31,707)
Cash—beginning of year		96,506		128,213
Cash—End of Year	**$**	**23,632**	**$**	**96,506**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	95,925	$	69,881
Cash paid during the year for income taxes	$	3,000	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Kari Gran Inc. was incorporated on September 27, 2018, in the state of Delaware. The financial statements of Kari Gran Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seattle, Washington.

Kari Gran Inc. is a skincare company that is built around a small number of essential, oil-based products that they personally researched, developed, and tested. All products are made using organic, naturally derived, wild harvested, and non-GMO ingredients.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2024, and 2023, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, assets, and packaging which are determined using a FIFO (First In, First Out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired, or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	5-7 years
Leasehold Improvements	15-40 years

Income Taxes

Kari Gran Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, *Revenue From Contracts with Customers*, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its skincare products.

Cost of sales

Costs of goods sold include the cost of materials, ingredients, manufacturing, research, packaging, freight, and shipping.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $298,966 and $220,897, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 25, 2025, which is the date the financial statements were issued.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2024	2023
Inventory asset	208,164	202,927
Inventory packaging	7,668	27,798
Inventory raw materials	19,504	22,214
Total Inventories	$ **235,336**	$ **252,939**

4.   PROPERTY AND EQUIPMENT

Property and equipment consists of:

As of Year Ended December 31,	2024		2023	
Furniture and equipment	$	22,867	$	22,867
Leasehold improvements		77,233		77,233
Property and Equipment, at cost		**100,100**		**100,100**
Accumulated depreciation		(52,289)		(49,703)
Property and Equipment, Net	$	**47,811**	$	**50,397**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2024 and 2023 were in the amount of $2,586 and $2,587 respectively.

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 21,577,092 shares of common stock with par value of $0.0001. As of December 31, 2024 and 2023, 9,449,362 shares of common stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 1,925,926 shares of Series Seed-1 Preferred Stocks and 2,651,166 of Series Seed-2 Preferred Stocks, with $0.0001 par value. As of December 31, 2024 and 2023, 1,925,926 shares of Series Seed-1 Preferred Stocks and 2,651,166 of Series Seed-2 Preferred Stocks have been issued and are outstanding.

6.   SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 2,400,000 shares of its common stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2024
Expected life (years)	10.00
Risk-free interest rate	2.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

Outstanding at December 31, 2022	808,000	$ 0.08	$ 7.96
Exercisable Options at December 31, 2022	808,000	$ 0.08	$ 7.96
Granted	-	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2023	808,000	$ 0.08	$ 6.96
Exercisable Options at December 31, 2023	808,000	$ 0.08	$ 6.96
Granted	-	$ -	
Execised	-	$ -	
Expired/Cancelled	(6,000)	$ 0.08	
Outstanding at December 31, 2024	802,000	$ 0.08	6.00
Exercisable Options at December 31, 2024	802,000	$ 0.08	6.00

Stock option expenses for the years ended December 31, 2024, and December 31, 2023 were $12,055 and $12,766, respectively.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2024					For the Year Ended December 2023				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PayPal Loan	$ 125,000	10.03%	5/19/2022	5/19/2023	$ -	$ -	$ -	$ -	$ -	$ 2,533	$ -	$ -	$ -	$ -
Seattle Bank Loan	$ 600,000	8.50%	2/5/2024	3/1/2027	$ 45,709	$ -	$ -	$ 567,297	$ 567,297	$ -	$ -	$ -	$ -	$ -
Seattle Bank -Line of Credi	$ 100,000	9.00%	12/28/2018	2/1/2025	$ 14,903	$ 3,858	$ 10,000	$ -	$ 10,000	$ 44,956	$ 3,858	$ 467,981	$ -	$ 467,981
Shopify Capital Loan	$ 193,000	**	3/22/2023	**	$ 30,255	$ 26	$ 163,989	$ -	$ 163,989	$ 14,119	$ 26	$ 50,919	$ -	$ 50,919
Total					$ 90,867	$ 3,884	$ 173,989	$ 567,297	$ 741,286	$ 61,608	$ 3,884	$ 518,900	$ -	$ 518,900

** This working capital loan has a repayment rate of 17% of daily sales

The summary of the future maturities is as follows:

As of Year Ended December 31, 2024	
2025	$ 435,819
2026	261,829
2027	43,638
2028	
2029	
Thereafter	
Total	$ 741,286

In March 2025, the Seattle Bank line of credit was restructured and increased to $200,000. It has a one-year maturity date and variable interest rate indexed to the Wall Street Journal Prime Rate. The interest rate was 9.0% upon signing of the line of credit agreement.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023 consists of the following:

As of Year Ended December 31,	2024	2023
Federal	$ -	$ 3,000
Net Provision for income tax	$ -	$ 3,000

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023 are as follows:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (612,002)	$ (565,280)
Valuation Allowance	612,002	565,280
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,914,294. Utilization of some of the federal NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

The Company is at one location in a building leased by Lisa Strain and Clark Kokich. Rent is paid monthly to Westlake Tower LLC at a rate of $0/month.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through March 25, 2025, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements other than the loan mentioned in Note 7.

I, Lisa Strain, the Chief Executive Officer of Kari Gran, Inc., hereby certify that the financial statements of Kari Gran Inc. and notes thereto for the periods ending December 31, 2023 and December 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $1,530,230; taxable income of $-98,702; and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the May 19, 2025.

Chief Executive Officer
May 19, 2025

CERTIFICATION

I, Lisa Strain, Principal Executive Officer of Kari Gran Inc., hereby certify that the financial statements of Kari Gran Inc. included in this Report are true and complete in all material respects.



Lisa Strain

Chief Executive Officer